Exhibit 4.13

English Translation of Chinese Original

Crude Oil Mutual Supply

Framework Agreement for Year 2014

between

PetroChina Company Limited

and

China Petrochemical Corporation

January 2014

Crude Oil Mutual Supply Framework Agreement for Year 2014

PetroChina Company Limited (“PetroChina”) and China Petrochemical Corporation (“Sinopec”), following friendly consultations, have reached consensus on mutual supply of crude oil in the year of 2014 and hereby enter into this Agreement (this “Agreement”).

I.	Mutual Supply and Cross Supply of Crude Oil

1.

Mutual supply of crude oil: In 2014, PetroChina shall supply Sinopec with 4.08 million tons of domestic onshore crude oil, including 2.25 million tons of blended oil produced at the Daqing Oil Region (including replacement crude oil of 0.15 million tons), 0.70 million tons of oil produced at the Jizhong Oil Region, 1.10 million tons of oil produced at the Changqing Oil Region, and 30,000 tons of oil produced at PetroChina Zhejiang Exploration Company.

In 2014, Sinopec shall supply PetroChina with 1.881 million tons of domestic onshore crude oil, including 0.40 million tons of blended oil produced at the Tahe Oil Region, 0.50 million tons of oil produced at the Chunguang Oil Region, 0.40 million tons of oil produced at the Chunfeng Oil Region, 45,000 tons of oil produced at the Yanqi Oil Region, 0.53 million tons of oil produced at the Shengli Oil Region, and 6,000 tons of natural gas condensate produced at the Western Sichuan Oil Region of Sinopec Southwest Company.

The above 1.10 million tons of oil produced at the Changqing Oil Region supplied by PetroChina to Sinopec shall include 0.50 million tons of oil supplied in exchange for Sinopec’s supply of the equal amount of oil produced at the Chunguang Oil Region. The parties shall implement such crude-oil exchange strictly on an equal-amount basis and shall ensure the free flow of their respective downstream operations of the oil regions and ensure the resource supply to their respective refineries. In case either party fails to supply the agreed amount in full, the other party may reduce its supply by an equal amount.

2.

The parties hereto shall, in principle, make available crude oil of the above supply and take delivery thereof on an evenly distributed basis. The quarterly mutual supply of crude oil may be adjusted as necessary by mutual agreement thereon and in light of the availability of crude oil resources, price and the State’s macro-economic planning requirements.

II.	Quality of Crude Oil

Matters with respect to the quality of the crude oil to be supplied hereunder shall be handled pursuant to applicable provisions of SY7513-88 Technical Conditions of Crude Oil at Wellhead.

III.	Quarterly Supply Agreements; Sales and Purchase Contracts on an Enterprise-by-Enterprise Basis

The parties hereto agree that quarterly supply agreements shall be entered into by and between PetroChina Natural Gas & Pipeline Company and the Production Management Department of Sinopec in accordance with this Agreement. After the quarterly plans have been issued to the respective subsidiaries, PetroChina’s relevant regional companies (including its oil fields, refineries and pipeline companies) and Sinopec’s relevant subsidiaries (including its oil fields and refineries) will enter into specific sales and purchase contracts. The total quantities and varieties of crude oil to be supplied under such contracts shall be consistent with those specified under the above quarterly supply agreements.

IV.	Price of Crude Oil

The price of crude oil to be supplied hereunder shall be settled on the basis of the benchmark crude oil price and the crude oil premium mutually agreed between the parties.

V.	Payment Guarantee

Payment of the price of crude oil to be supplied hereunder shall be made on a timely basis and pursuant to the principles agreed upon by the parties hereto. PetroChina and Sinopec agree to be guarantors, and to assume joint and several guarantee liabilities for the failure of timely payment of the price of crude oil and other amounts payable by their respective oil refineries. The payer shall make timely payments to the payee upon receipt of and pursuant to the payment notice.

VI.	Miscellaneous

1.

Both parties undertake that their subsidiaries will perform this Agreement strictly in accordance with the terms hereof while maintaining the free flow of the downstream operations of their respective oil field enterprises. Any issues not covered hereunder shall be resolved through consultations between the parties hereto.

2.	This Agreement shall be executed in four counterparts, with each of PetroChina and Sinopec to hold two. This Agreement shall remain effective from January 1, 2014 to December 31, 2014.

Production Management Department, PetroChina Company Limited	Production Management Department, China Petrochemical Corporation

By:	By:

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